Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 28, 2025

FAIRFAX ANNOUNCES INTENTION TO REDEEM
CUMULATIVE PREFERRED SHARES, SERIES E, F & M

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) today announced its intention to redeem (i) all of its 5,440,132 outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series E (the “Series E Shares”), (ii) all of its 2,099,046 outstanding Cumulative Floating Rate Preferred Shares, Series F (the “Series F Shares”), and (iii) all of its 9,200,000 outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series M (the “Series M Shares” and, collectively with the Series E Shares and the Series F Shares, the “Preferred Shares”) on March 31, 2025 (the “Redemption Date”) at a redemption price equal to C$25.00 per share, for an aggregate total amount of approximately C$420.5 million, together with all accrued and unpaid dividends up to but excluding the Redemption Date (the “Redemption Price”), less any tax required to be deducted and withheld by Fairfax.

Formal notice will be delivered to the sole registered holder of the Preferred Shares in accordance with the terms of the Preferred Shares of the applicable series as set out in Fairfax’s articles.

Separately from the Redemption Price, (i) the final quarterly dividend of C$0.198938 per Series E Share will be paid in the usual manner to holders of Series E Shares on March 31, 2025, (ii) the final quarterly dividend of C$0.34773 per Series F Share will be paid in the usual manner to holders of Series F Shares on March 28, 2025, and (iii) the final quarterly dividend of C$0.312688 per Series M Share will be paid in the usual manner to holders of Series M Shares on March 31, 2025, in each case to shareholders of record on March 14, 2025.

Non-registered holders of Preferred Shares should contact their broker or other intermediary for information regarding the redemption process for the series of Preferred Shares in which they hold a beneficial interest. Fairfax’s transfer agent for the Preferred Shares is Computershare Trust Company of Canada (“Computershare”). Questions regarding the redemption process may be directed to Computershare at 1-800-564-6253 or by email to corporateactions@computershare.com.

Following the redemption on March 31, 2025, the Series E Shares, the Series F Shares and the Series M Shares will be delisted from and no longer trade on the Toronto Stock Exchange (“TSX”).

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws. Such forward-looking statements may include, among other things, Fairfax’s intention to redeem the Preferred Shares and the subsequent delisting thereof on the TSX. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17 – Insurance Contracts; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our base shelf prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.